SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Casey’s General Stores, Inc.

(Name of Subject Company (Issuer))

Casey’s General Stores, Inc.

(Names of Filing Persons (Issuer and Offeror))

Common Stock, no par value per share

(Title of Class of Securities)

147528103

(CUSIP Number of Class of Securities)

William J. Walljasper

Senior Vice President and Chief Financial Officer

Casey’s General Stores, Inc.

One Convenience Blvd.

P.O. Box 3001

Ankeny, Iowa 50021-8045

Telephone: (515) 965-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Person(s) Filing Statement)

Copies to:

Allen Finkelson, Esq.

George F. Schoen, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

Telephone: (212) 474-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$500,000,000	$35,650

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase for not more than $500,000,000 in aggregate of up to 13,157,894 shares of common stock of Casey’s General Stores, Inc.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, equals $71.30 per million of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Casey’s General Stores, Inc., an Iowa corporation (“Casey’s” or the “Company”), to purchase for cash up to $500 million in value of shares of common stock, no par value per share, of the Company (“Shares”), together with the associated rights to purchase Series A Serial Preferred Stock, no par value per share, of the Company issued pursuant to the Rights Agreement dated as of April 16, 2010, between the Company and Computershare Trust Company, N.A., as Rights Agent, at a price not greater than $40.00 per Share nor less than $38.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 2010 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B).

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). Because Casey’s is making an issuer tender offer during the pendency of an unsolicited tender offer by ACT Acquisition Sub, Inc., an indirect wholly owned subsidiary of Alimentation Couche-Tard Inc., for all issued and outstanding common stock of Casey’s, this filing is also in satisfaction of the requirements of Rule 13e-1 promulgated under the Exchange Act.

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Casey’s General Stores, Inc., an Iowa corporation, and the address of its principal executive office is One Convenience Blvd., Ankeny, Iowa 50021-8045. The telephone number at such principal executive office is (515) 965-6100.

(b) The title of the class of equity securities to which this Schedule TO relates is the common stock, no par value per share, of the Company, together with the associated rights to purchase Series A Serial Preferred Stock, no par value per share, of the Company issued pursuant to the Rights Agreement dated as of April 16, 2010, between the Company and Computershare Trust Company, N.A., as Rights Agent. As of July 23, 2010, there were 50,968,662 Shares issued and outstanding and 5,889,050 Shares reserved for issuance under Casey’s equity compensation plans, of which up to a maximum of 917,050 Shares were issuable or otherwise deliverable in connection with the vesting of outstanding equity awards of the Company.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares; Dividends; Rights Agreement”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary term sheet”;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 13 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”);

•	Section 15 (“Material U.S. Federal Income Tax Consequences”); and

•	Section 16 (“Extension of the Tender Offer; Termination; Amendment”).

(b) The information in Section 12 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(e) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”), Section 8 (“Price Range of the Shares; Dividends; Rights Agreement”) and Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b) and (d) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

(a) and (b) The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a) The information set forth in the Offer to Purchase under Section 17 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements

(a) The information set forth in the Offer to Purchase under Section 10 (“Certain Financial Information”) is incorporated herein by reference.

Item 11.	Additional Information

(a) The information set forth in the Offer to Purchase under Section 10 (“Certain Financial Information”), Section 11 (“Certain Information Concerning the Company”), Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 13 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)*	Offer to Purchase, dated July 29, 2010.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 29, 2010.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 29, 2010.

(a)(1)(F)*	Letter to participants in the Casey’s General Stores 401(k) Plan, dated July 29, 2010.

(a)(1)(G)*	Instruction form provided to participants in the Casey’s General Stores 401(k) Plan.

(a)(1)(H)*	Instructions and option election form for tender through conditional exercise of options.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Press Release, dated July 28, 2010 (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed July 28, 2010).

(a)(5)(B)*	Summary Newspaper Advertisement, as published in The Wall Street Journal on July 29, 2010.

(a)(5)(C)	Employee Communication, dated July 28, 2010 (incorporated by reference to Exhibit 99.2 to Casey’s General Stores, Inc.’s Form 8-K filed July 28, 2010).

(b)	Not Applicable.

(d)(1)	Casey’s General Stores, Inc. Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.27 to Casey’s General Stores, Inc.’s Form 10-Q filed September 13, 1994) and related form of Grant Agreement (incorporated by reference to Exhibit 10.27 to Casey’s General Stores, Inc.’s Form 8-K filed May 3, 2005).

(d)(2)	Casey’s General Stores, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.33 to Casey’s General Stores, Inc.’s Form 10-K405 filed July 25, 2001) and related form of Grant Agreement (incorporated by reference to Exhibit 10.33 to Casey’s General Stores, Inc.’s Form 8-K filed July 6, 2005).

(d)(3)	Form of “change of control” Employment Agreement (incorporated by reference to Exhibit 10.29(a) to Casey’s General Stores, Inc.’s Form 8-K filed June 2, 2010).

(d)(4)	Employment Agreement with Robert J. Myers (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed April 21, 2010).

(d)(5)	Executive Nonqualified Excess Plan Document and related Adoption Agreement (incorporated by reference to Exhibit 10.38 to Casey’s General Stores, Inc.’s Form 10-K filed June 29, 2007).

(d)(6)	Casey’s General Stores, Inc. 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.41 to Casey’s General Stores, Inc.’s Form 8-K filed September 23, 2009) and related form of Restricted Stock Units Agreement (incorporated by reference to Exhibit 99(e)(8) to Casey’s General Stores, Inc.’s Schedule 14D-9/A filed June 24, 2010).

(d)(7)	Rights Agreement between Casey’s General Stores, Inc. and Computershare Trust Company, N.A., relating to Series A Serial Preferred Stock Purchase Rights (incorporated by reference from Casey’s General Stores, Inc.’s Form 8-K filed April 16, 2010).

(d)(8)	Casey’s General Stores 401(k) Plan (incorporated by reference to Exhibit 10.34 to Casey’s General Stores, Inc.’s Form 10-K filed July 29, 2003).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.

Item 13.	Information required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CASEY’S GENERAL STORES, INC.

By:	/S/ WILLIAM J. WALLJASPER
Name:	William J. Walljasper
Title:	Senior Vice President and Chief Financial Officer

Dated: July 29, 2010